 Exhibit 99.2
IFRS USD Press Release

Strong large deal TCV of $4.5 billion in Q4 and record $17.7 billion in FY24 create robust foundation for growth

FY25 guidance - revenue growth of 1%-3% and operating margin of 20%-22%

Bengaluru, India – April 18, 2024: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered $18.6 billion in FY24 revenues with a growth of 1.4% in constant currency and operating margin of 20.7%. Free Cash Flow was strong at $2,882 million, an increase of 13.7% over FY 23. Large deal TCV for FY24 was highest ever at $17.7 billion, with 52% being net new.

Q4 revenues were at $4,564 million, flat year on year and decrease of 2.2% sequentially in constant currency. Large deal TCV for the quarter was $4.5 billion, with 44% being net new. Operating margin for the quarter was 20.1%, a sequential decrease of 40 bps. Free Cash Flow was robust at $848 million.

“We delivered the highest ever large deal value in the financial year 2024. This reflects the strong trust clients have in us. Our capabilities in Generative AI continue to expand. We are working on client programs leveraging large language models with impact across software engineering, process optimization, and customer support, said Salil Parekh, CEO and MD.” I would like to thank our 317,000 employees across the world that are working to create value for our clients.” he added.

Guidance for FY25:

•	Revenue growth of 1%-3% in constant currency
•	Operating margin of 20%-22%

1.	Key highlights:

For the quarter ended March 31, 2024	For the year ended March 31, 2024

•       Revenues in CC terms remained flat YoY and declined by 2.2% QoQ

•       Reported revenues at $4,564 million, growth of 0.2% YoY

•       Operating margin at 20.1%, decline of 0.9% YoY and 0.4% QoQ

•       Basic EPS at $0.23, increase of 28.9% YoY

•       FCF at $848 million, growth of 18.9% YoY; FCF conversion at 88.4% of net profit

•        Revenues in CC terms grew by 1.4% YoY

•        Reported revenues at $18,562 million, growth of 1.9% YoY

•        Operating margin at 20.7%, decline of 0.3% YoY

•        Basic EPS at $0.77, increase of 7.3% YoY

•        FCF at $2,882 million, growth of 13.7% YoY; FCF conversion at 91.0% of net profit

“Free cash flow of $848 million in Q4 was highest in the last 11 quarters driven by our relentless focus to improve working capital cycle. Consistent with the objective of giving high and predictable returns to shareholders, the Board has approved the capital allocation policy under which the company expects to return 85% over the next 5 years and progressively increase annual Dividend Per Share”, said Jayesh Sanghrajka, CFO. “Operating margin expansion in the medium-term and improving cash generation continue to remain our priorities underpinned by early success in Project Maximus”, he added.

2.	Capital Allocation
•	For the Financial Year 2024, the Board recommended a final dividend of 20 per share (0.24 per ADS) and additionally a special dividend of 8 per share (0.10 per ADS*). With this, the total payout over FY20 – FY 24 will be 85% of Free Cash Flow, in line with our capital allocation policy announced earlier.

•	The Board in its meeting held on April 18, 2024 has reviewed and approved the capital allocation policy for the next 5 years from FY25 – FY29 after taking into consideration the strategic and operational cash requirements as below.

“Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any.”

Under this policy, the Company expects to progressively increase its annual Dividend Per Share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

*USD-INR rate of 83.41

3. Update on India Income Tax Orders

During the quarter ending March 31, 2024, the Company received orders under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result, interest income (pre-tax) of $232 million was recognized and provision for income tax aggregating $63 million was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to $196 million has been reduced from contingent liabilities.

4. Update on Financial Services Client

During Q4, we had rescoping and renegotiation of one of the large contracts in the financial services segment leading to a one-time impact of approximately 100bps in Q4. Nearly 85% of the scope of the contract continues as-is.

5. Client wins & testimonials

•	Infosys announced a strategic collaboration with Musgrave to help automate their IT operations by leveraging its industry leading AI and Cloud offerings, Infosys Topaz and Infosys Cobalt. Stephen Mckenna, Chief Technology Officer, Musgrave, said, “I am delighted by our recently announced collaboration with Infosys, which will enable us to leverage Infosys’ expertise and resources to deliver innovative solutions to all our customers and retail partners. Musgrave has always been committed to providing our customers with the best possible service, and this collaboration is a testament to that commitment. We are confident that this collaboration will result in new and exciting products and services that will benefit all our customers.”
•	Infosys collaborated with PROG Holdings, Inc. to bring AI-powered experiences to their customers and intelligent automation to their operations, as an integral part of PROG Holdings’ ongoing cloud and AI-focused technology modernization and innovation efforts. Steve Michaels, President and CEO of PROG Holdings, said, “We look forward to working with Infosys to develop and enhance key systems that positively impact the speed to market, agility, and scalability of key PROG Holdings technologies and platforms. We expect our collaboration with Infosys will reduce friction for both our customers and retail partners, further solidifying PROG Holdings’ position atop the virtual lease-to-own industry we helped create twenty-five years ago.”
•	Infosys collaborated with Pacific International Lines (PIL) to accelerate their digital transformation initiative by helping revamp PIL’s existing customer portal and deploying a scalable and modern technology platform, aimed at creating a positive impact for PIL’s key stakeholders across the shipping and logistics ecosystem. Lionel Patrice Chatelet, Chief Commercial Officer, Pacific International Lines (PIL), said, “We are looking for a partner who can not only bring technology but also play an advisory role in the journey of transformation. Infosys brings together a strong combination of right capabilities as well as highly collaborative ways of working. We are delighted to collaborate with Infosys.”
•	Resolution Life Australasia collaborated with Infosys to virtualize its mainframe systems by enabling a seamless migration to the cloud, enhancing the overall customer experience. Peter Histon, CIO of Resolution Life Australasia, said, “Infosys brought a number of proprietary accelerators to the table as part of the virtualization which helped us to deliver the solution rapidly. But beyond that, Infosys brought in a number of different people capabilities. We took a progressive approach around migration of the underlying applications. There were two very big releases. Infosys worked with us every step of the way.”
•	zooplus and Infosys have entered into a strategic eight- year collaboration to set up an AI-led product and technology hub in Hyderabad, India. Markus Hermanutz, Chief Information Officer, zooplus SE, said, “We are excited to have selected Infosys to set up a new AI-led hub through which we will drive our business growth ambition. With Infosys Topaz, we will achieve productivity and efficiency at scale, and attract the right talent for upcoming transformations across our e-commerce value chain.”
•	Infosys is expanding its successful collaboration with Hasbro, building on their initial achievements in the SAP S4 implementation. Together, they are advancing their relationship and strategy globally through a multi-year strategic engagement. Leveraging Infosys’s expertise in AI and a proven experience led cognitive approach, Infosys is poised to support Hasbro's global business. This collaboration aims to drive operational excellence, foster innovation, and deliver superior experiences at scale for both customers and employees worldwide. Steve Zoltick, CIO & Head, Global Business Enablement, Hasbro, said, “Infosys is bringing the right talent to our collaboration allowing us to enhance our capabilities and achieve our Global Business Enablement goals”.
•	Infosys Finacle successfully implemented the Finacle Digital Lending Solution Suite in a Software-as-a-Service (SaaS) mode for Regional Investment Corporation (RIC) which included the adoption of the Finacle Online Banking and Finacle Alerts Solution. Chris Rawlins, Executive Director Transformation, Regional Investment Corporation (RIC), said, “At RIC, our mission is to nurture the growth of the Australian farm businesses through affordable loans, while also ensuring their resilience and profitability. With the Infosys Finacle Lending solution, we have a proven technology platform to support the evolving demands of our business and customers, with the agility to roll out new products and regulations as mandated by the Federal Government. The nine-month implementation by the Infosys Finacle team was delivered on schedule and we are impressed by the team’s commitment to facilitate RIC in achieving a smooth transition without any disruptions to our customers."
•	Infosys and Handlesblatt Media Group announced a strategic collaboration to support the Handelsblatt Research Institute (HRI) in making complex reports on global economic and financial topics more accessible and easily consumable for the public, by leveraging Infosys Topaz, an AI-first set of services, solutions and platforms using generative AI technologies. Dr. Jan Kleibrink, Managing Director, Handelsblatt Research Institute, said, "We are excited to collaborate with Infosys to offer cutting-edge, AI-enabled trend reports. One of the core tasks of the Handelsblatt Research Institute is to present complex economic relationships and the results of scientific analysis to a broad readership. We achieve this with texts of the highest journalistic quality and visual storytelling based on high-quality infographics. With Infosys as our AI and digital innovation partner, we now move to the next level of digital storytelling that is powered by AI.”

6. Recognitions & Awards

AI and Cloud Services

•	Awarded ISO 42001:2023 certification for implementing an Artificial Intelligence Management System framework

•	Positioned as a leader in IDC MarketScape Worldwide Higher Education Cloud Professional Services Vendor Assessment

•	Positioned as a leader in HFS Horizons: Assuring the Generative Enterprise™, 2024

•	Rated as a leader in ISG’s Multi Public Cloud Services Provider Lens™ study

•	Rated as a leader in ISG’s Intelligent Automation - Solutions and Services Provider Lens™ study in US and Europe

Key Digital Services

•	Rated as a leader in The Forrester Wave™: Application Modernization And Migration Services, Q1 2024

•	Positioned as a leader in the Unified Communication & Collaboration (UCC) Specialist Services PEAK Matrix® Assessment 2024 by Everest and ranked #1 in the UCC rating by Everest

•	Rated as a leader in Pega Services PEAK Matrix® Assessment 2024 by Everest

•	Positioned as a leader in Application Transformation Services PEAK Matrix® Assessment 2024 – North America by Everest

•	Positioned as a leader in Application Transformation Services PEAK Matrix® Assessment 2024 – Europe by Everest

•	Positioned as a leader in Software Product Engineering Services PEAK Matrix® Assessment 2024 by Everest

•	Rated as a leader in Talent Readiness for Next-generation IT Services PEAK Matrix® Assessment 2023 by Everest

•	Positioned as a leader in IDC MarketScape: Worldwide Blockchain Services 2024 Vendor Assessment

•	Rated as a leader in Cyber Resiliency NEAT 2024 by NelsonHall

•	Rated as a leader in Salesforce Services 2024 NEAT 2024 by NelsonHall

•	Rated as a leader in ShortList 2024: Custom Software Development Services by Constellation Research

•	Rated as a leader in ShortList 2024: Innovation Services and Engineering by Constellation Research

•	Rated as leader in ShortList 2024: Learning Marketplaces by Constellation Research

•	Rated as leader in ShortList 2024: Microsoft End-to-End Service Providers by Constellation Research

•	Rated as leader in ShortList 2024: QA Tools for NextGen Apps by Constellation Research

•	Recognized as a leader in Avasant’s Retail Digital Services 2024 Radarview™

•	Recognized as a leader in Avasant’s SAP S/4HANA Services 2023–2024 Radarview

•	Rated as a leader in ISG’s Environmental, Social and Governance Services (ESG) Provider Lens™ study in US, Europe and Global

Industry & Solutions

•	Positioned as a leader in Retail IT Services PEAK Matrix® Assessment 2024 by Everest

•	Positioned as a leader in HFS Horizons: Manufacturing Intelligent Operations Services, 2024

•	Positioned as a leader in HFS Horizons: The Best Service Providers for Asset and Wealth Management

•	Rated as a leader in ESG Services in Banking 2024 by NelsonHall

•	Rated as a leader in Innovation Radar – Salesforce Related Services in Europe: The Communications & Media View by PAC, The Manufacturing View by PAC, The Energy & Utilities View by PAC, and The Financial Services View by PAC

•	Infosys Finacle along with its customers, won multiple industry awards at the Retail Banker International Asia Trailblazer Awards 2024. These include Infosys Finacle Mobile Teller awarded for Most Innovative Branch Offering; Infosys Finacle and HDFC awarded for Excellence in Mass Affluent Banking; Infosys Finacle and South Indian Bank awarded for Best CSR Initiative – Environmental Impact; Infosys Finacle and Suryoday Bank awarded for Best Core Banking System Initiative

•	Infosys BPM and T-Mobile won the SSON North America Impact Award 2024, in the Creative Talent Management category

•	Infosys BPM recognized at the ISG Digital Case Study Research and Awards 2023 with 3 STANDOUT winners: Banking and Financial Services (India), Communications (Asia Pacific), Retail (UK, Ireland, Scandinavia)

•	Infosys BPM won the Best Workplace Diversity Award, at HR Tech Summit & Awards 2024

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next

Safe Harbor

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, and the McCamish cybersecurity incident review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our ability to effectively implement a hybrid working model, macro-economic and geo-political situations, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, onerous terms and conditions in customer contracts, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the findings of the ongoing review of the extent and nature of accessed or exfiltrated data in relation to the McCamish cybersecurity incident and reaction to such findings, the timing of the review and notification process, and the amount of any additional costs, including indemnities or damages / claims, resulting from the incident. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 469 996 3516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	March 31, 2024	March 31, 2023
ASSETS
Current assets
Cash and cash equivalents	1,773	1,481
Current investments	1,548	841
Trade receivables	3,620	3,094
Unbilled revenue	1,531	1,861
Other Current assets	2,250	1,349
Total current assets	10,722	8,626
Non-current assets
Property, plant and equipment and Right-of-use assets	2,323	2,516
Goodwill and other Intangible assets	1,042	1,095
Non-current investments	1,404	1,530
Unbilled revenue	213	176
Other non-current assets	819	1,369
Total non-current assets	5,801	6,686
Total assets	16,523	15,312
LIABILITIES AND EQUITY
Current liabilities
Trade payables	474	470
Unearned revenue	880	872
Employee benefit obligations	314	292
Other current liabilities and provisions	2,983	3,135
Total current liabilities	4,651	4,769
Non-current liabilities
Lease liabilities	767	859
Other non-current liabilities	500	460
Total non-current liabilities	1,267	1,319
Total liabilities	5,918	6,088
Total equity attributable to equity holders of the company	10,559	9,172
Non-controlling interests	46	52
Total equity	10,605	9,224
Total liabilities and equity	16,523	15,312

Extracted from the Condensed Consolidated Statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended March 31, 2024	3 months ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2023
Revenues	4,564	4,554	18,562	18,212
Cost of sales	3,219	3,164	12,975	12,709
Gross profit	1,345	1,390	5,587	5,503
Operating expenses:
Selling and marketing expenses	209	202	842	776
Administrative expenses	219	231	911	902
Total operating expenses	428	433	1,753	1,678
Operating profit	917	957	3,834	3,825
Other income, net (3)	315	72	512	300
Profit before income taxes	1,232	1,029	4,346	4,125
Income tax expense	273	284	1,177	1,142
Net profit (before minority interest)	959	745	3,169	2,983
Net profit (after minority interest)	958	744	3,167	2,981
Basic EPS ($) (4)	0.23	0.18	0.77	0.71
Diluted EPS ($) (4)	0.23	0.18	0.76	0.71

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and year ended March 31, 2024, which have been taken on record at the Board meeting held on April 18, 2024.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other income is net of Finance Cost.
4.	Includes interest income (pre-tax) of $232Mn and reversal of net tax provisions amounting to $5Mn on account of orders received under sections 250 & 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for certain assessment years. This has resulted in a positive impact on the consolidated Basic and Diluted EPS by approximately $0.06 for the quarter and year ended March 31, 2024.
5.	As the quarter and year ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year ended figures reported in this statement.